Exhibit 99.1

Yunji Announces Second Quarter 2024 Unaudited Financial Results

Hangzhou, CHINA, August 23, 2024 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the second quarter ended June 30, 20241.

Second Quarter 2024 Highlights

●	Total revenues in the second quarter of 2024 were RMB106.0 million (US$14.6 million), compared with RMB167.1 million in the same period of 2023. The change was primarily due to soft consumer confidence and the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, which had a near-term impact on sales.

●	Repeat purchase rate[2] in the twelve months ended June 30, 2024 was 73.5%.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, said, “In the second quarter of 2024, we continued to enhance our efforts in short videos and livestreaming while also integrating offline initiatives alongside our digital presence. Recognizing the significant potential within the silver economy in China, we diversified our product mix and services to better serve the mature adult demographic. By complementing our online efforts with these offline initiatives and refining our product offerings, we aim to broaden our customer base and increase repeat purchases. This balanced approach reflects our commitment to adaptability and sustainable growth in a dynamic market environment.”

“Our current financial position allows us to support our strategic initiatives. We regularly assess the profitability of both new and existing business lines, making thoughtful adjustments in response to market changes. This approach helps us maintain a stable financial position in a shifting business landscape. As we move forward, we will continue to pursue growth opportunities prudently while ensuring our financial stability,” said Mr. Yeqing Cui, Senior Financial Director of Yunji.

Second Quarter 2024 Unaudited Financial Results

Total revenues were RMB106.0 million (US$14.6 million), compared with RMB167.1 million in the same period of 2023. This change was primarily due to soft consumer confidence and the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, which had a near-term impact on sales.

●	Revenues from sales of merchandise were RMB83.0 million (US$11.4 million), compared with RMB131.2 million in the same period of 2023.

●	Revenues from the marketplace business were RMB21.1 million (US$2.9 million), compared with RMB34.3 million in the same period of 2023.

●	Other revenues were RMB1.9 million (US$0.3 million), compared with RMB1.6 million in the same period of 2023.

Total cost of revenues decreased by 30.0% to RMB56.6 million (US$7.8 million), or 53.4% of total revenues, from RMB80.8 million, or 48.4% of total revenues, in the same period of 2023. The decrease was mainly attributable to the change in merchandise sales, for which revenues are recognized on a gross basis. Total cost of revenues was mainly comprised of the costs related to the sales of merchandise in the second quarter of 2024.

Total operating expenses decreased by 33.9% to RMB73.3million (US$10.1 million) from RMB110.8 million in the same period of 2023.

●	Fulfillment expenses decreased by 30.9% to RMB20.7 million (US$2.8 million), or 19.5% of total revenues, from RMB29.9 million, or 17.9% of total revenues, in the same period of 2023. The decrease was mainly due to (i) reduced warehousing and logistics expenses due to lower merchandise sales, and (ii) reduced personnel costs as a result of staffing structure refinements.

●	Sales and marketing expenses decreased by 35.0% to RMB21.7 million (US$3.0 million), or 20.5% of total revenues, from RMB33.4 million, or 20.0% of total revenues, in the same period of 2023. The decrease was mainly due to the reduction in member management fees.

●	Technology and content expenses decreased by 14.4% to RMB12.2 million (US$1.7 million), or 11.5% of total revenues, from RMB14.3 million, or 8.5% of total revenues, in the same period of 2023. The decrease was mainly due to (i) the reduction in personnel costs as a result of staffing structure refinements, and (ii) reduced server service fees.

●	General and administrative expenses decreased by 43.8% to RMB18.7 million (US$2.6 million), or 17.6% of total revenues, from RMB33.2 million, or 19.9% of total revenues, in the same period of 2023. The decrease was mainly due to (i) the reduction in the allowance for credit losses, and (ii) reduced personnel costs as a result of staffing structure refinements.

Loss from operations was RMB23.1 million (US$3.2 million), compared with RMB11.8 million in the same period of 2023.

Financial income, net was RMB10.9 million (US$1.5 million), compared with financial loss, net of RMB12.7 million in the same period of 2023, mainly due to an increase in the fair value changes of equity securities investments.

Net loss was RMB11.9 million (US$1.6 million), compared with RMB41.5 million in the same period of 2023.

Adjusted net loss (non-GAAP)3 was RMB9.7 million (US$1.3 million), compared with RMB39.8 million in the same period of 2023.

Basic and diluted net loss per share attributable to ordinary shareholders were both RMB0.01, compared with RMB0.02 in the same period of 2023.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net loss as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation.

The Company presents adjusted net loss because it is used by management to evaluate operating performance and formulate business plans. Adjusted net loss enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation.” The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net loss is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net loss. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Friday, August 23, 2024, at 7:30 A.M. Eastern Time or 7:30 P.M. Beijing/Hong Kong Time to discuss its earnings. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Yunji Inc.

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	1-877-344-7529
International	1-412-317-0088
Replay Access Code	3316837

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, LLC

Robin Yang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	517,542	299,255	41,179
Restricted cash	27,169	25,253	3,475
Short-term investments	7,195	-	-
Accounts receivable, net (Allowance for credit losses of RMB35,159 and RMB34,660, respectively)	64,312	64,663	8,898
Advance to suppliers	14,058	8,825	1,214
Inventories, net	42,716	31,696	4,362
Amounts due from related parties	1,361	861	118
Prepaid expenses and other current assets[4] (Allowance for credit losses of RMB13,017 and RMB19,185, respectively)	134,247	150,578	20,720

Total current assets	808,600	581,131	79,966

Non-current assets
Property and equipment, net	175,451	174,176	23,967
Long-term investments	364,159	381,225	52,458
Operating lease right-of-use assets, net	16,507	15,925	2,191
Other non-current assets[5] (Allowance for credit losses of RMB22,213 and RMB13,395, respectively)	189,067	338,457	46,573

Total non-current assets	745,184	909,783	125,189

Total assets	1,553,784	1,490,914	205,155

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED) (All amounts in thousands, except for share and per share data, unless otherwise noted)
	As of
	December 31, 2023	June 30, 2024
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	96,782	79,810	10,982
Deferred revenue	9,412	9,388	1,292
Incentive payables to members[6]	124,889	86,726	11,934
Member management fees payable	4,373	2,861	394
Other payable and accrued liabilities	109,200	104,827	14,422
Amounts due to related parties	3,535	2,976	410
Operating lease liabilities - current	3,376	5,773	794

Total current liabilities	351,567	292,361	40,228

Non-current liabilities
Operating lease liabilities	11,122	9,967	1,371

Total non-current liabilities	11,122	9,967	1,371

Total Liabilities	362,689	302,328	41,599

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED) (All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB	US$

Shareholders’ equity
Ordinary shares	70	70	10
Less: Treasury stock	(116,108)	(116,045)	(15,968)
Additional paid-in capital	7,328,680	7,329,968	1,008,637
Statutory reserve	16,254	16,254	2,237
Accumulated other comprehensive income	85,291	89,412	12,304
Accumulated deficit	(6,123,971)	(6,131,951)	(843,785)
Total Yunji Inc. shareholders’ equity	1,190,216	1,187,708	163,435
Non-controlling interests	879	878	121
Total shareholders’ equity	1,191,095	1,188,586	163,556
Total liabilities and shareholders’ equity	1,553,784	1,490,914	205,155

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Sales of merchandise, net	131,231	82,979	11,418	274,189	185,025	25,460
Marketplace revenue	34,269	21,110	2,905	67,226	45,167	6,215
Other revenues	1,629	1,890	260	4,458	3,645	502
Total revenues	167,129	105,979	14,583	345,873	233,837	32,177
Operating cost and expenses:
Cost of revenues	(80,831)	(56,566)	(7,784)	(174,293)	(121,311)	(16,693)
Fulfilment	(29,888)	(20,660)	(2,843)	(57,006)	(42,568)	(5,857)
Sales and marketing	(33,368)	(21,680)	(2,983)	(62,953)	(47,488)	(6,535)
Technology and content	(14,253)	(12,205)	(1,680)	(27,605)	(25,531)	(3,513)
General and administrative	(33,244)	(18,686)	(2,571)	(48,416)	(33,521)	(4,613)
Total operating cost and expenses	(191,584)	(129,797)	(17,861)	(370,273)	(270,419)	(37,211)
Other operating income	12,668	729	100	13,577	4,161	573
Loss from operations	(11,787)	(23,089)	(3,178)	(10,823)	(32,421)	(4,461)
Financial (loss)/income, net	(12,723)	10,928	1,504	(34,915)	25,593	3,522
Foreign exchange (loss)/income, net	(9,741)	2,571	354	(7,378)	2,330	321
Other non-operating (loss)/income, net	(3,550)	118	16	(3,064)	118	16
Loss before income tax expense, and equity in loss of affiliates, net of tax	(37,801)	(9,472)	(1,304)	(56,180)	(4,380)	(602)
Income tax expense	(2,328)	(962)	(132)	(5,407)	(1,293)	(178)
Equity in loss of affiliates, net of tax	(1,411)	(1,463)	(201)	(2,886)	(2,359)	(325)
Net loss	(41,540)	(11,897)	(1,637)	(64,473)	(8,032)	(1,105)
Less: net loss attributable to non-controlling interests shareholders	(1)	(3)	-	(1)	(1)	-
Net loss attributable to YUNJI INC.	(41,539)	(11,894)	(1,637)	(64,472)	(8,031)	(1,105)

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED) (All amounts in thousands, except for share and per share data, unless otherwise noted)
	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to ordinary shareholders	(41,539)	(11,894)	(1,637)	(64,472)	(8,031)	(1,105)
Net loss	(41,540)	(11,897)	(1,637)	(64,473)	(8,032)	(1,105)
Other comprehensive income
Foreign currency translation adjustment	40,983	2,706	372	29,056	4,121	567
Total comprehensive loss	(557)	(9,191)	(1,265)	(35,417)	(3,911)	(538)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(1)	(3)	-	(1)	(1)	-
Total comprehensive loss attributable to YUNJI INC.	(556)	(9,188)	(1,265)	(35,416)	(3,910)	(538)
Net loss attributable to ordinary shareholders	(41,539)	(11,894)	(1,637)	(64,472)	(8,031)	(1,105)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	1,966,698,843	1,967,086,032	1,967,086,032	1,975,321,887	1,967,050,455	1,967,050,455
Net loss per share attributable to ordinary shareholders
Basic	(0.02)	(0.01)	-	(0.03)	-	-
Diluted	(0.02)	(0.01)	-	(0.03)	-	-

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION (All amounts in thousands, except for share and per share data, unless otherwise noted)
	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	682	403	55	543	823	113
General and administrative	778	1,696	233	63	448	62
Fulfillment	173	154	21	(2,647)	36	5
Sales and marketing	62	(19)	(2)	(569)	44	6
Total	1,695	2,234	307	(2,610)	1,351	186

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES (All amounts in thousands, except for share and per share data, unless otherwise noted)
	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(41,540)	(11,897)	(1,637)	(64,473)	(8,032)	(1,105)
Add: Share-based compensation	1,695	2,234	307	(2,610)	1,351	186
Adjusted net loss	(39,845)	(9,663)	(1,330)	(67,083)	(6,681)	(919)

1.	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2672 to US$1.00, the exchange rate in effect as of June 28, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.
2.	“Repeat purchase rate” in a given period is calculated as the number of transacting members who purchased not less than twice divided by the total number of transacting members during such period. “Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned. “Repeat purchase rate” only considers orders placed through the Company’s app. Repeat purchases made through the Company’s mini-programs are excluded from the calculation.
3.	Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.
4.	As of June 30, 2024, short-term loan receivables of amount RMB104,618 were included in the prepaid expenses and other current assets balance, which represent the principal and interest to be collected on loans provided by the Group to third-party companies.
5.	In June 2024, the Company won the bid for a parcel of land located in Xiaoshan District, Hangzhou, China, covering approximately 10 thousand square meters (the “Hangzhou Land Parcel”) and entered into an agreement with the local government to acquire the land use right of the Hangzhou Land Parcel for an aggregate consideration of approximately RMB171.5 million. The prepayment for land use right was recorded in other non-current assets. The Company intends to construct a new office building on the Hangzhou Land Parcel to use it as its new headquarters and also lease offices to external parties. The total amount for the land acquisition and office building construction is expected to be approximately RMB600.0 million. The Company intends to fund the land acquisition and building construction through cash on hand and bank financing.
6.	As of June 30, 2024, the decrease in incentive payables was mainly due to derecognition of long-aged payables to inactive members.
7.	As of June 30, 2024, the Group, as one of the five co-defendants, was involved in an on-going legal proceeding that arose in the ordinary course of business (the “Case”). The plaintiff sought monetary damages jointly and severally from all co-defendants. As of the date of this earnings release, the Case is still under the appeal trial process and subject to final judgment by the Guangzhou Intermediate People’s Court, and the amount involved is approximately RMB23.1 million. Based on the currently available information, management believes that the claims by the plaintiff have no merit and the Group has valid defence and will defend vigorously in the Case. Accordingly, the Group has not made accrual for the Case as of June 30, 2024.